

September 23, 2011

Via Facsimile
Mr. Francois-Xavier Roger
Chief Financial Officer
Millicom International Cellular S.A.
15 Rue Leon Laval
L-3372 Leudelange Grand Duchy of Luxembourg

> **Re:** **Millicom International Cellular S.A.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed March 7, 2011**
> **File No. 0-22828**

Dear Mr. Roger:

We have reviewed your response letter dated September 2, 2011 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Note 4. Acquisitions of Subsidiaries, Joint Ventures and Non-Controlling Interests, page F-31

Telefonica Cellular S.A. DE CV

1. We note your response to comments one and two of our letter dated August 10, 2011. You disclose on page F-31 that you previously accounted for your interest in Telefonica Cellular S.A. DE CV ("CelTel") under the proportionate consolidation method. Please provide us with a comprehensive analysis to support your conclusion that the unconditional call option transfers the ownership risk and rewards of the local partner's interest in CelTel.   Please address each of the following:

   ▪ The nature and the terms of the ownership rights of your interest in CelTel and the basis for the use of the proportionate consolidation method under IAS 31 prior to the July 2010 agreement.

- Explain why Millicom did not control Celtel prior to obtaining the call option.
- The nature and the terms of the ownership rights of your local partners interest in CelTel prior to the July 2010 agreement.
- How, based on the terms of the call option, the potential voting rights option provide Millicom with the risk and rewards of ownership normally transferred to the parent.
- The nature and terms of both your and your local partner's ownership interests after the July 2010. Highlight each difference as compared to the natures and terms of the ownership interests before the July 2010 agreement.

2. Regarding your response to comment five, please explain what you mean by the term *critical decision*. Describe for us the sort of *critical decisions* that might compel you to exercise your call option rights in order for you to implement your operational decisions for Celtel.

3. In light of the significant exercise price of the call option, it is unclear whether the potential voting rights have economic substance. Refer to IAS 27 IG2 and explain to us why you believe the option arrangement with your local partner in Celtel has economic substance.

4. We note in your response to comment two the call option price was higher than the market valuation performed by independent valuation experts and therefore, the call option was "out of the money" at the acquisition date. The call option remained out of the money at December 31, 2010. We also note in your response to comment one that the call option calculation contains a control premium. In light of the premium built into the exercise price of the call option, it is unclear to us why the fair value of the call option is zero. Please advise us and explain why you did not record a derivative liability for the out of the money call option.

5. We note your response to comment four. Please tell us how you derived the call option multiple. In addition, please explain to us
- how the control premium was built into the valuation model;
- whether the exercise price represents the fair value of the minority interest in Celtel; and
- how you determined the exercise price will be fair value at the time of exercise.

6. Regarding your response to comment six, please explain to us how you determined that two of the four Honduran transactions were the most representative for purposes of valuing the Celtel license. Include in your response all of the significant the facts and circumstances of the four Honduran transactions and explain what was considered important when deciding to reject two of the transactions.

7. Explain to us why you did not include the details of the forty inter-country comparable transactions in your valuation of the Celtel license.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director